321 Railroad Avenue
Greenwich, CT 06830

VIA EDGAR

March 3, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities

Re:         Urstadt Biddle Properties Inc.
Form 10-K for the Fiscal Year Ended October 31, 2016
Filed January 13, 2017
File No. 001-12803

Ladies and Gentlemen:

We have received your comment letter dated February 21, 2017 regarding the above-referenced report filed by Urstadt Biddle Properties Inc. (the "Company") under the Securities Exchange Act of 1934, as amended, and set forth below is a response to each of the Staff's comments contained therein.

Form 10-K For the Year Ended October 31, 2016

SEC Staff Comment No. 1

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters., page 30
We note that you have a restricted stock award plan. We were unable to locate all of the disclosures required by Item 201(d) of Regulation S-K. In future Exchange Act periodic reports, please include tabular equity compensation plan information, or advise. Refer to Item 201(d) of Regulation S-K.

Response No. 1
After reviewing Item 201(d) of Regulation S-K and the headings included in the prescribed table, the Company had reached the conclusion that this disclosure was only relevant for equity compensation plans containing options, warrants or rights or similar awards which would have weighted average exercise prices, rather than restricted stock.  The Company notes that disclosures regarding the Company's restricted stock award plan is included elsewhere in the Company's Annual Report on Form 10-K, including note 9 to the financial statements.  The Company, however, acknowledges the Commission's comment and in future Exchange Act periodic reports the Company will include the tabular disclosures required by Item 201(d) of Regulation S-K.

Division of Corporation Finance
March 3, 2017

SEC Staff Comment No. 2
Note 3. Properties

We note that you received $4.8 million in exchange for granting extensions on the closing of the sale of the White Plains property, which was recorded as base rent revenue for year ended October 31, 2016. Please explain to us in detail the basis for recording the extension payments as rental revenue and cite the applicable accounting guidance. In your response please provide the terms of each of the extension agreements.

Response No. 2
In August 2014, the Company entered into a Purchase and Sale Agreement (the "Agreement") with a third party ("Purchaser") to sell our White Plains property to Purchaser with the closing of the sale scheduled to occur after several conditions are met in accordance with the Agreement.  In February 2016, the Agreement was amended to provide that (i) all material conditions to the closing had been met, except that the only remaining tenant of the property was still required to vacate, (ii) if such remaining tenant sooner vacated the property, the closing of the sale would occur in April 2016 and (iii) Purchaser had several options to extend the closing date until as late as October 2016 in exchange for the payment of an extension fee to the Company in connection with the exercise of each such option.  The final tenant vacated the property prior to the projected April 2016 closing date, and Purchaser elected to exercise each of these extension options, resulting in the Company receiving total cash extension fee payments of $2.8 million.  In October 2016, at the request of Purchaser, the Agreement was further amended to extend the closing date until no later than March 2017 in exchange for the payment of a $2.0 million extension fee to the Company.  The Company believed that all such extension fee payments provided appropriate compensation to the Company for carrying the costs of owning a vacant shopping center for a longer period than was previously agreed.  As a result of the execution of the amendments described here, there was no change in the purchase price in the Agreement.  As all material conditions to the closing had been met and Purchaser had no right to receive a refund of any such extension fee payments, the Company concluded that in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 605-10-25-1, the extension fee payments should be recognized as revenue by the Company as a result of such payments being realized or realizable (cash received prior to October 31, 2016) and earned when the entity (i.e., the Company) substantially accomplished what was required in order for it to be entitled to the benefits represented by the revenue.  In this instance, granting the extension options was all the Company had to do to complete the earnings process.
As a condition of closing, the Company was required to vacate the only remaining tenant from the property.  The Company elected to include the extension fee payments as base rent instead of other income because the Company concluded that the substance of the receipt of the extension options closely paralleled renting of commercial real estate as the receipt of the extension options covered the cost of operating the shopping center plus a normal profit.  The Company disclosed the presentation of the $4.8 million in revenue on the Company's consolidated statements of income in both Note 3 – Properties and in the Results of Operations section of Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company's Fiscal 2016 Annual Report on Form 10-K filed with the Commission on January 13, 2017.
The Company did not grant any further extensions of the closing or receive any further extension payments, and the closing of the sale of the White Plains property took place on March 1, 2017 at which time (i) the full original contract value was received by the Company in exchange for conveying title to the property to Purchaser and (ii) the Company will account for the sale, and derecognition of that asset in its second quarter From 10-Q filing in accordance with ASC Topic 360-20-40-3 through 5.
Each of the extension payments the Company received was, as described in the Agreement (as amended):
•	A payment obligation separate from the purchase price of the White Plains property
•	Fully-earned by the Company upon receipt
•
Paid to the Company within three business days of either notice of exercise by the Purchaser (in the case of the six $461,000 payments) or upon execution of the applicable amendment (in the case of the $2,000,000 payment)

•	Non-refundable
The Company received the following extension payments on the following dates:
$461,000 - April 12, 2016
$461,000 – May 6, 2016
$461,000 – June 8, 2016
$461,000 – July 11, 2016
$461,000 – August 9, 2016
$461,000 – September 9.2016
$2,000,000 – October 18, 2016
Total received $4,766,000

Division of Corporation Finance
March 3, 2017

Form 8-K filed December 20, 2016

SEC Staff Comment No. 3
Exhibit 99.1 Press Release dated December 15, 2016

We note that you include a second table that reconciles the company's net income available to Common and Class A Common Stockholders to funds from operations after removing the excess preferred stock dividends, preferred stock redemption charges and property acquisition costs, which appears to be inconsistent with NAREIT´s definition of FFO. Please revise, in future press releases, to rename your non-GAAP measure (e.g., adjusted FFO available to Common and Class A Common Stockholders), and to reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure.

Response No. 3
In future earnings press releases, the Company will either rename the second table with the appropriate reconciliations to the most readily comparable GAAP measure or will remove the second table in its entirety.

If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call the undersigned at (203) 863-8213.
Very truly yours,

URSTADT BIDDLE PROPERTIES INC.
By: /s/ John T. Hayes
John T. Hayes
Senior Vice President and Chief Financial Officer

Cc:
Willing L. Biddle, President and Chief Executive Officer
Miyun Sung, SVP, Chief Corporate Counsel